FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-212362

November 1, 2016

4.125% Senior Notes due 2026

Issuer:	EQT Midstream Partners, LP

Ratings:*	BBB- by S&P Global Ratings BBB- by Fitch Ratings Ba1 by Moody’s Investors Service, Inc.

Trade Date:	November 1, 2016

Expected Settlement Date:	November 4, 2016

Note Type:	Senior Notes

Legal Format:	SEC Registered

Principal Amount:	$500 million

Maturity Date:	December 1, 2026

Coupon:	4.125%

Interest Payment Dates:	June 1 and December 1, commencing June 1, 2017.

Price to public:	99.191%

Net Proceeds (before expenses):	$492,705,000

Benchmark Treasury:	1.500% due August 15, 2026

Benchmark Treasury Yield:	1.824%

Spread to Benchmark Treasury:	+ 240 bps

Yield to Maturity:	4.224%

Optional Redemption:

At any time prior to September 1, 2026 (the “Par Call Date”): in whole or in part, at a price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on such Notes that would have been due if the Notes matured on the Par Call Date (exclusive of interest accrued to the redemption date) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 37.5 basis points; plus accrued and unpaid interest, if any, on the principal amount being redeemed to such redemption date.
On or after the Par Call Date: in whole or in part, at a price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest, if any, on the principal amount being redeemed to such redemption date.

CUSIP / ISIN:	26885B AB6 / US26885BAB62

Joint Book-Running Managers

Deutsche Bank Securities Inc.

Merrill Lynch, Pierce, Fenner & Smith
Incorporated

MUFG Securities Americas Inc.

BNP Paribas Securities Corp.
PNC Capital Markets LLC
Scotia Capital (USA) Inc.
SunTrust Robinson Humphrey, Inc.
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC

Co-Managers:	CIBC World Markets Corp. The Huntington Investment Company

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities toll-free at 1-800-503-4611, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or MUFG Securities Americas Inc. toll-free at 1-877-649-6848.

This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement dated November 1, 2016 (the “Preliminary Prospectus Supplement”).  The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.